MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Date of Report: March 18, 2014

INTRODUCTION

The Company was incorporated under the law of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

The head office of Dejour is located at 598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of Dejour are listed for trading on the Toronto Stock Exchange (“TSX”), on the New York Stock Exchange (“NYSE”) under the symbol “DEJ”, and on the Frankfurt Exchange under the symbol “D5R”. The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.

The following management’s discussion and analysis (“MD&A”) is dated March 18, 2014 and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2013 and 2012.

Additional information relating to Dejour can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

The information set out herein with respect to forecasted 2014 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding Dejour’s reasonable expectations as to the anticipated results of its proposed business activities for 2014. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

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NON-GAAP AND IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Funds from operations” is calculated by adding back settlement of decommissioning liabilities and change in non-cash operating working capital to cash provided by operating activities. Operating netback and funds from operations are used by Dejour as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash provided by operating activities calculated in accordance with IFRS.

The following table reconciles cash provided by operating activities to funds from operations:

	Three months ended December 31		Year ended December 31
(CA$ thousands)	2013	2012	2013	2012
	$	$	$	$
Cash provided by (used in) operating activities	389	(444)	962	(3,227)
Change in operating working capital	(387)	(61)	(441)	1,009
Funds from (used in) operations	2	(505)	521	(2,218)

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. Where amounts are expressed on a barrel of oil equivalent (“BOE”) basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term BOE may be misleading, particularly if used in isolation. A BOE conversion ratio six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at a burner tip and does not represent a value equivalency at the wellhead. Natural gas liquids (“NGL’s”) in this discussion include condensate, propane, butane, and ethane.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are discussed below:

Decommissioning liability

Decommissioning liabilities have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination and restoration techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Income taxes

The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. All tax filings are subject to audit and potential reassessment. Accordingly, the actual income tax liability may differ significantly from the estimated and recorded amounts.

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Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Financial Contract Liability

The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet.

At December 31, 2013, the balance of the financial contract liability was revised to reflect actual and revised estimated cash flows resulting in a gain in financial contract liability of $1,268,000. The revisions to the actual and revised cash flows resulted from i) downward revisions in estimated future net revenue from the 2013 sale of ethane in Dejour USA due to poor market conditions; ii) delays in the commencement of 2013 drilling operations in Dejour USA, and iii) an industry-standard, interim natural gas marketing contract in Dejour USA which failed to credit the Company with full natural gas liquids recoveries for 2013.

Despite the reduction in the carrying value of the financial contract liability at December 31, 2013, the corresponding asset on the Company’s balance sheet required no related charge for impairment. This resulted from a successful 2013 drilling program which converted 47 “probable” drilling locations at December 31, 2012 to “proven” as at December 31, 2013.

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2013, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli).

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Financial instrument

When estimating the fair value of financial instruments, the Company uses third-party models and valuation methodologies that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

FINANCIAL REPORTING UPDATE

Changes in Accounting Policies

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2013. These changes are made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The Corporation assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of its wholly-owned subsidiaries, Dejour USA, DEAL, Wild Horse, and 0855524 B.C. Ltd.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011). The other amendments to IAS 28 did not affect the Company. The Company classified its joint arrangements in accordance with IFRS 11 on January 1, 2013 and concluded that the adoption of the standard did not result in any changes in the accounting for its joint arrangements.

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IFRS 12, Disclosure of Interests in Other Entities, combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The adoption of the standard did not impact the disclosures in the Company’s financial statements.

IFRS 13, Fair Value Measurement, provides a consistent definition of fair value and introduces consistent requirements for disclosures related to fair value measurement. There has been no change to the Company’s methodology for determining the fair value for its financial assets and liabilities and, as such, the adoption of IFRS 13 did not result in any measurement adjustments as at January 1, 2013.

IFRIC 20, Stripping costs in the production phase of a mine, clarifies the requirements for accounting for the costs of the stripping activity in the production phase when two benefits accrue: (i) unusable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The adoption of the standard did not have any impact in the Company’s financial statements.

The Company has adopted the amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2013. These amendments required the Company to group other comprehensive income items into two categories: (1) items that will not be subsequently reclassified to profit or loss or (2) items that may be subsequently reclassified to profit or loss when specific conditions are met. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income.

Future Accounting Policies Changes

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2014 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IFRS 9, Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The amendments to IFRS 9 will be effective January 1, 2018.The Company will continue to monitor the changes to this standard as they arise and will be determined the impact accordingly.

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IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments to IAS 36 are effective as of January 1, 2014.

DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators, to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and the CFO have evaluated the effectiveness of Dejour’s disclosure controls and procedures as at December 31, 2013 and have concluded that such disclosures and procedures are effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO have designed, or caused to be designed under their supervision, internal controls over financial reporting as defined in National Instrument 52-109 of the Canadian Securities Administrators, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required to disclose any change in the Company’s internal controls over financial reporting that occurred from October 1, 2013 to December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. No material changes were identified during the period.

The CEO and CFO have evaluated the effectiveness of Dejour’s internal controls over financial reporting as at December 31, 2013 and have concluded that such internal controls over financial reporting are effective.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections or any evaluation relating to the effectiveness of future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

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WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

1.

Completed the drilling and fracking of four new wells to the Williams Fork formation at Kokopelli in the eastern portion of Piceance Basin of Colorado. These wells are the initial four wells funded in the financing arrangement with a Denver-based drilling fund (Note 12 to the consolidated financial statements);

2.	Closed a $3.5 million loan facility with a Canadian institutional lender and applied $1.65 million of the net proceeds to repay an amount owing to the Company’s Canadian bank;

3.	Extended the Company’s existing $3.5 million revolving operating demand loan with its Canadian bank;

4.	Increased production by 94% to 620 BOE/d for the three months ended December 31, 2013 from production of 319 BOE/d for the comparative period in 2012; and

5.	Increased gross revenues by 35% from $6.9 million for the year ended December 31, 2012 to $9.3 million for the year ended December 31, 2013.

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REVENUE

Fourth Quarter 2013 vs. Fourth Quarter 2012	Three Months Ended December 31
(CA$ thousands, except as otherwise noted)	2013	2012	% change
Production Volumes:	$	$
Oil and natural gas liquids (bbls/d)	167	193	-13%
Natural gas (mcf/d)	2,714	755	259%
Total (BOE/d)	620	319	94%

Average realized prices:
Oil and natural gas liquids ($/bbl)	80.17	78.33	2%
Natural gas ($/mcf)	4.55	3.44	32%
Total ($/BOE)	41.58	55.55	-25%

Revenue, before royalties:
Oil and natural gas liquids	1,229	1,392	-12%
Natural gas	1,125	239	371%
Total	2,354	1,631	44%

For the three months ended December 31, 2013 (“Q4 2013”), total revenue, before royalties, increased by $723,000 or, 44%, due to higher natural gas production over the 4th quarter of 2012.

The decrease in oil production for Q4 2013 as compared with Q4 2012 was due to the routine workover of one of the main oil producing wells at Woodrush in the current year.

The increase in natural gas production for Q4 2013 is directly related to the commencement of production from the four new wells at Kokopelli in the eastern portion of Piceance Basin of Colorado in August 2013.

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Year-to-date 2013 vs. Year-to-date 2012	Year Ended December 31
(CA$ thousands, except as otherwise noted)	2013	2012	% change
Production Volumes:	$	$
Oil and natural gas liquids (bbls/d)	215	198	9%
Natural gas (mcf/d)	1,733	1,040	67%
Total (BOE/d)	504	372	35%

Average realized prices:
Oil and natural gas liquids ($/bbl)	86.21	81.37	6%
Natural gas ($/mcf)	4.06	2.57	58%
Total ($/BOE)	50.79	50.59	0%

Revenue, before royalties:
Oil and natural gas liquids	6,768	5,905	15%
Natural gas	2,549	977	161%
Total	9,317	6,882	35%

For the year ended December 31, 2013 (“fiscal 2013”), total revenue, before royalties, increased by $2,435,000 or, 35%, was due to a 35% increase in oil and gas production over the year ended December 31, 2012 (“fiscal 2012”).

The increase in natural gas production for the current year was attributable to the commencement of production from the four new wells at Kokopelli in the eastern portion of Piceance Basin of Colorado in August 2013.

OIL OPERATIONS

	Three months ended December 31			Year ended December 31
($/bbl)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Oil and NGL's revenue, realized price	80.17	78.33	2%	86.21	81.37	6%
Royalties	(17.32)	(14.27)	21%	(16.95)	(15.06)	13%
Operating and transportation expenses	(26.24)	(32.59)	-19%	(26.75)	(37.57)	-29%
Operating netback	36.61	31.47	16%	42.51	28.74	48%

The average price received for oil sales in Q4 2013 increased in line with the Edmonton Par oil prices which averaged $86.25 per barrel in the fourth quarter of 2013, compared to $84.28 per barrel received in the fourth quarter of 2012. Edmonton Par oil prices averaged $93.24 per barrel in fiscal 2013, up 8% from $86.53 per barrel in fiscal 2012.

Average oil royalties paid for the three and twelve months ended December 31, 2013 were consistent with those paid in the three and twelve months ended December 31, 2012.

Operating and transportation expenses averaged $26.24 per barrel in the fourth quarter of 2013 and $26.75 per barrel year to date. This represents a decrease of 19% from $32.59 per barrel in the fourth quarter of 2012 and a decrease of 29% from $37.57 per barrel in fiscal 2012. The decrease in per unit operating and transportation expenses in the three and twelve months ended December 31, 2013 resulted from the non-recurring costs of major workovers on one of the oil producing wells at Woodrush in 2012 and the allocation of fixed operating costs over a higher oil production volume.

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NATURAL GAS OPERATIONS

	Three months ended December 31			Year ended December 31
($/mcf)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Gas revenue, realized price	4.55	3.44	32%	4.06	2.57	58%
Royalties	(0.96)	(0.10)	839%	(0.77)	(0.06)	1165%
Operating and transportation expenses	(2.11)	(2.63)	-20%	(2.06)	(2.72)	-24%
Operating netback	1.48	0.71	109%	1.23	(0.21)	701%
Barrel of oil equivalent netback ($/BOE)	8.91	4.26	109%	7.40	(1.23)	701%

The average price received for gas sales increased by 32% and 58% for the three and twelve months ended December 31, 2013, relative to the corresponding periods of the prior year. The increase in Dejour’s average realized gas price for both periods reflected higher benchmark prices.

Average gas royalties for the three and twelve months ended December 31, 2013 were significantly higher compared to the corresponding periods of the prior year. Initiation of gas production from the four new wells at Kokopelli contributed to the increase in royalties in both periods as the effective rate in Colorado is approximately 50% higher than the lower royalty rates for marginal gas production in British Columbia. Additionally, lower gas royalty rates in 2012 are a result of lower gas prices and gas cost allowance credits under the province of British Columbia royalty framework.

Operating and transportation expenses averaged $2.11 per mcf in the fourth quarter of 2013 and $2.06 per mcf year to date. This represents a decrease of 20% from $2.63 per mcf in the fourth quarter of 2012 and a decrease of 24% from $2.72 per mcf in fiscal 2012. The decrease in per unit operating and transportation expenses is due to the increase in lower-cost Colorado gas production as a percent of the Company’s total gas production.

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FINANCING EXPENSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Interest on bank credit facility	29	57	-50%	176	234	-25%
Interest on financial contract liability	58	-	100%	486	-	100%
Interest on loan facility	247	-	100%	493	-	100%
Finance fees	11	121	-91%	(6)	328	-102%
Accretion of decommissioning liabilities	7	7	0%	33	25	32%
	352	185	91%	1,182	587	101%

Average debt outstanding	6,438	5,773	12%	7,552	5,780	31%
Average interest rate on debt	17.1%	4.0%	331%	14.1%	4.0%	249%

Interest expense per BOE (1)	4.84	1.96	147%	3.64	1.72	111%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes (i) interest on bank debt and (ii) interest on loan facility.

Interest expense related to the Company’s bank debt for the three and twelve months ended December 31, 2013 was lower compared to the corresponding periods of the prior year. The decrease was due to lower average bank debt outstanding.

During fiscal 2013, the Company incurred $55,000 in costs associated with the warrants issued as part of the loan facility closed in June 2013. This was offset by the recovery of $90,000 (US$89,000) in advance payments with respect to a 2012 financing that failed to close. During fiscal 2012, the Company incurred $129,000 in costs associated with the warrants denominated in US dollars issued as part of the June 2012 equity offering and $200,000 in costs related to the due diligence work associated with potential financings.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Salary and benefits	587	383	53%	1,927	1,457	32%
Other G&A expenses	624	845	-26%	2,354	2,816	-16%
Gross G&A expenses	1,211	1,228	-1%	4,281	4,273	0%
Capitalized G&A expenses	(194)	(106)	83%	(654)	(540)	21%
Overhead recoveries	(163)	(93)	75%	(243)	(208)	17%
Total net G&A expenses	854	1,029	-17%	3,384	3,525	-4%
$ per BOE	14.98	35.06	-57%	18.39	25.91	-29%

Salary and benefits increased by 53% and 32% for the three and twelve months ended December 31, 2013, relative to the corresponding periods of the prior year. The increase was due to the severance payment for one of the Company’s officers accrued at the end of Q4 2013. Other G&A expenses decreased by 26% and 16% for the three and twelve months ended December 31, 2013, relative to the corresponding periods of the prior year. The decrease was the result of renegotiated arrangements with a number of the Company’s service providers in the current quarter. Gross G&A expenses in fiscal 2013 were consistent with the amount recorded for fiscal 2012.

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STOCK BASED COMPENSATION

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Stock based compensation expense	19	473	-96%	348	866	-60%
$ per BOE	0.33	16.12	-98%	1.89	6.37	-70%

The variance in share based compensation (“SBC”) expenses is mainly driven by the timing and valuation of new stock option grants. Due to the issuance of a significant number of fully vested stock options and re-price of some of the previously granted options in December 2012, SBC expenses decreased in the three and twelve months ended December 31, 2013. Additionally, the Company’s share prices were lower in 2013 than 2012; this also contributed to the decrease in expenses.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Amortization and depletion	504	801	-37%	2,554	2,766	-8%
Impairment losses	(3,694)	7,892	-147%	1,076	7,910	-86%
Total amortization, depletion and impairment losses	(3,190)	8,693	-137%	3,630	10,676	-66%
$ per BOE	(55.96)	296.22	-119%	19.73	78.48	-75%

The decrease in amortization and depletion for the current quarter was primarily the result of lower depletion recorded for the producing oil and gas wells at Drake/Woodrush due to lower production. This was offset by the depletion related to the commencement of production from the four new wells at Kokopelli in August 2013.

In the current quarter, the Company recorded a reversal of impairment loss of $3.9 million because the carrying value of the Woodrush oilfield was increased as at December 31, 2013, compared to the carrying value at September 30, 2013. The reversal of impairment loss reflects an increase in estimate of recoverable oil reserves at December 31, 2013 per the independent petroleum engineering consultant’s evaluation report.

During fiscal 2012, the Company recorded an impairment loss of $6.2 million because the carrying value of the Woodrush oilfield and South Rangely property exceeded their recoverable amounts at December 31, 2012. Additionally, the Company recorded a further impairment loss of $1.2 million at December 31, 2012 due to the expiration of certain leases for its U.S. exploration and evaluation assets.

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LOSS FOR THE PERIOD

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per share amounts and BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Income (loss)	4,350	(9,454)	146%	(2,577)	(11,752)	-78%
$ per common share, basic	0.029	(0.063)	146%	(0.017)	(0.083)	-79%
$ per common share, fully diluted	0.022	(0.063)	135%	(0.017)	(0.083)	-79%
$ per BOE	76.30	(322.15)	124%	(14.01)	(86.39)	-84%

The 78% decrease in the loss for the year and the related 146% decrease in the loss for the current quarter are attributable to the reversal of $3.9 million in impairment losses in Q4 2013, a 44% increase in revenues from fiscal 2012 to fiscal 2013 and the $1.3 million gain on financial contract liability.

FUNDS FROM OPERATIONS

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per share amounts and BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Funds from operations	2	(505)	100%	521	(2,218)	123%
$ per common share, basic	0.000	(0.003)	100%	0.003	(0.016)	122%
$ per common share, diluted	0.000	(0.003)	-100%	0.003	(0.016)	-117%
$ per BOE	0.04	(17.21)	100%	2.83	(16.31)	117%

Funds from operations for the three and twelve months ended December 31, 2013 increased by 100% and 123% respectively, compared to the three and twelve months ended December 31, 2012 as a result of higher operating oil and gas netbacks.

Funds flow from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

Dejour is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

During the year ended December 31, 2013, the Company drilled three new wells to the Williams Fork formation at Kokopelli, the Company’s core operating area in the Piceance Basin of Colorado. The Company also completed these wells and one other previously drilled well. The operations were primarily funded by a U.S. based drilling fund.

TSX: DEJ; NYSE MKT: DEJ	15	www.dejour.com

Additions to property and equipment and exploration and evaluation assets:

	Year ended December 31, 2013		Year ended December 31, 2012
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	118	5.8%	265	5.9%	-55%
Drilling and completion(1)	1,014	49.7%	2,179	48.6%	-53%
Facility and pipelines	257	12.6%	1,388	30.9%	-81%
Capitalized general and administrative	645	31.6%	646	14.4%	0%
Other assets	7	0.3%	7	0.2%	0%
	2,041	100.0%	4,485	100.0%	-54%

(1) excludes non-cash capital expenditures of $443,000 (US$417,000) related to joint venture financing (see ‘Financial Contract Liability’ section of the MD&A for details)

CAPITAL RESOURCES AND LIQUIDITY

GOING CONCERN, BANK CREDIT FACILITY AND LOAN FACILITY

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As at December 31, 2013, the Company has a working capital deficiency of $8.9 million and accumulated deficit of $90.8 million. Of the $8.9 million deficiency, only $1.24 million is represented by obligations due within one year in the normal course of business. See WORKING CAPITAL POSITION herein.

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5.95 million (December 31, 2012 - $6.0 million) revolving operating demand loan under the following terms and conditions:

(a)

“Credit Facility A” – Revolving Operating Demand Loan - $3.7 million, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on “Credit Facility A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)

“Credit Facility B” – Non-Revolving Demand Loan - $2.25 million. Interest on “Credit Facility B” is at Prime +3 1/2% payable monthly. Monthly principal payments of $200,000 were due and payable commencing March 26, 2013 with all amounts outstanding under “Credit Facility B” ($1.45 million) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10.0 million debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. On June 5, 2013, DEAL renewed the Credit Facilities with the Bank and the maximum amount of “Credit Facility A” was reduced to $3.5 million. On June 19, 2013, “Credit Facility B” was repaid in full. Further, on December 16, 2013 and February 18, 2014, DEAL renewed the Credit Facility “A” with the Bank and contracted to utilize $600,000 of the entire $3.5 million to fund the proposed acquisition of certain producing natural gas properties in Canada until March 31, 2014. If the proposed acquisition fails to close for whatever reason by March 31, 2014, the maximum amount of Credit Facility “A” will be reduced by $300,000 effective April 1, 2014. Monthly principal payments of $100,000 are still due and payable commencing March 1, 2014. The next annual review is scheduled on or before May 1, 2014.

TSX: DEJ; NYSE MKT: DEJ	16	www.dejour.com

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2013, DEAL was in compliance with its working capital ratio requirement.

On June 19, 2013, the Company borrowed $3.5 million (“Loan Facility”) from a Canadian institutional lender (“Lender”). The Loan Facility bears interest at 14%, payable monthly, and matures on December 14, 2014. The principal is repayable any time after December 18, 2013 without penalty. Security for the Loan Facility is comprised of a First Deed of Trust on certain of the Company’s U.S. oil and gas interests, including a general security agreement, a second mortgage on the Company’s Canadian properties, and the guaranty of the Company and Dejour USA.

As partial consideration for providing the Loan Facility, the Company issued the Lender 7,291,667 Warrants. Each Warrant entitles the holder to acquire one common share at a price of $0.24 per share any time prior to June 18, 2015. If the Company issues any common shares at a price per share less than $0.24 (the “Issue Price”) any time until December 18, 2013, then the exercise price of the Warrants would automatically be reduced to the higher of (i) the Issue Price and (ii) $0.20. Shares acquired through the exercise of Warrants prior to October 18, 2013 are restricted from sale through the facilities of the Canadian stock exchange.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. The related interim condensed consolidated financial statements for the three and twelve months ended December 31, 2013 do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

TSX: DEJ; NYSE MKT: DEJ	17	www.dejour.com

FINANCIAL CONTRACT

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”), that is associated through a relationship with a former director of the Company, to drill three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1.1 million;

(b)

The Drilling Fund contributed US$6.5 million cash directly to a drilling company, that is owned by a former consultant of Dejour USA, as prepaid drilling costs; during the year ended December 31, 2013, the Drilling Fund also committed to invest a further US$500,000 in the four wells for a total of US$7.0 million. As at December 31, 2013, US$417,000 of the incremental US$500,000 has been invested for a total of US$6.9 million;

(c)

Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program. In September 2013, Dejour USA signed an amendment with the Drilling Fund and agreed to earn the revised “before payout” working interest of 15.88% to 22.23% and revised “after payout” working interest of 29.77% to 41.67% in the net operating profits from the Tranche 1 Wells based on the “actual cash” invested in the drilling program;

(d)

The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Wells. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36- month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36- month period; and

(e)

The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On the Drilling Fund financing advance at December 31, 2012, the Company increased property and equipment and financial contract liability by $6.5 million (US$6.5 million). During the year ended December 31, 2013, the Company increased property and equipment and financial contract liability by $443,000 (US$417,000) of the incremental US$500,000 advance received in the year. On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

TSX: DEJ; NYSE MKT: DEJ	18	www.dejour.com

(CA$ thousands)	$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Current portion of financial contract liability (US$1,173)	(1,248)
Non-current portion of financial contract liability (US$4,582)	4,873

As at December 31, 2013, the reduction in the financial contract liability is estimated to be:

(CA$ thousands)	US$	CAD$
2014	1,173	1,248
2015	412	438
2016	4,170	4,435

The agreement with the Drilling Fund provides for an additional two tranches of drilling under the following terms and conditions:

  The Drilling Fund will have the right until August 2015, but not the obligation, to invest up to an additional US$8.5 million for a total of US$15.5 million in two additional tranches;

  Tranche 3 estimated between US$4 million to US$5 million, can only be initiated within two years after committing to the full US$4 million to US$5 million in Tranche 2;

  Dejour will receive a 10% BPO carried interest in all wells or partial wells drilled by the Drilling Fund, reverting to a 32.5% APO working interest. “Payout” to the Drilling Fund is defined as 125% of the capital investment amount on a tranche by tranche basis. In September 2013, Dejour USA signed an amendment with the Drilling Fund and will receive a revised BPO working interest of 15.88% to 22.23% in all wells or partial wells drilled by the Drilling Fund, reverting to a revised APO working interest of 29.77% to 41.67%. “Payout” to the Drilling Fund is defined as 150% of the capital investment amount on a tranche by tranche basis;

TSX: DEJ; NYSE MKT: DEJ	19	www.dejour.com

  Tranche 2 and 3 wells will be funded only in conjunction with Dejour’s plans for development of Kokopelli. If, for example, no development is planned, the Drilling Fund’s option will remain in effect until Dejour presents a drilling plan to the Drilling Fund; and

  The Drilling Fund does not earn the right to “put” its Tranche 2 and 3 working interests back to the Company under any circumstances.

WORKING CAPITAL POSITION

As at December 31, 2013 (CA$ thousands)	$
Working capital deficit	(8,908)
Non-cash warrant liability	324
Non-cash derivative liability	287
Current portion of financial contract liability	1,248
Adjusted working capital deficit	(7,049)
Add: Bank line of credit	2,900
Add: Loan facility	2,911
Adjusted working capital deficit (excluding bank line of credit and loan facility)	(1,238)

As at December 31, 2013, the Company had a working capital deficit of $8.9 million. Excluding the non-cash warrant liability of $0.3 million related to the fair value of US$ denominated warrants issued in previous equity financings, the non-cash derivative liability of $0.3 million related to the fair value of warrants issued in loan facility closed in June 2013 and the current portion of financial contract liability of $1.2 million, the adjusted working capital deficit was $7.0 million. The majority of the working capital deficit relates to the $2.9 million outstanding bank line of credit, with a $0.6 million credit limit remaining and the $2.9 million outstanding loan facility.

The bank line of credit is classified as current liabilities because it is a demand loan, subject to periodic review by the lender. At December 31, 2013, Dejour USA was in default of its working capital ratio covenant with the Canadian institutional lender (“Lender”) who provided the loan facility. As a result, the loan facility is due upon demand and classified as current liabilities. The Lender has not demanded repayment as at December 31, 2013.

The Company expects to fund future capital requirements and expenditures through the use of a combination of cash provided by operating activities and bank debt supplemented by new equity or debt offerings, as required.

CONTRACTUAL OBLIGATIONS

As of December 31, 2013, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

TSX: DEJ; NYSE MKT: DEJ	20	www.dejour.com

(CA$ thousands)	2014	2015	2016	2017	2018	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	187	52	-	-	-	Nil	239
Bank credit facility	2,900	-	-	-	-	Nil	2,900
Loan facility	3,500	-	-	-	-	Nil	3,500
Financial contract liability(1)	1,248	438	4,435	-	-	Nil	6,121
Total	7,835	490	4,435	-	-	Nil	12,760

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 12 to the consolidated financial statements for details.

RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013 and 2012, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $1,173,000 (2012 - $1,194,000) and non-cash stock-based compensation of $302,000 (2012 - $412,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $21,200 (2012 - $30,000) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at December 31, 2013 is $10,000 (December 31, 2012 - $20,000) owing to HEC.

(d)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(e)

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 12). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

(f)

In December 2013, Dejour USA sold its working interests in certain oil and gas leases in the area of Colorado to a related U.S. oil and gas corporation for gross proceeds of $477,000 (US$450,000). A director of the Company is the President of the U.S. oil and gas corporation. The sale price represented the higher of two competing offers to purchase the oil and gas leases in Colorado and the director of the Company abstained from voting to approve the Company’s sale of the leases.

TSX: DEJ; NYSE MKT: DEJ	21	www.dejour.com

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2013.

SELECTED ANNUAL INFORMATION

The following table summarizes key financial and operating information over the three most recently completed financial year:

(in thousands of dollars, except per unit amounts)	2013	2012	2011
Gross oil and gas revenues	9,317	6,882	8,824
Income (loss)
Per share - basic ($/common share)	(0.017)	(0.083)	(0.092)
Per share - diluted ($/common share)	(0.017)	(0.083)	(0.092)
Total assets	25,499	27,573	29,438
Production (BOE/d)	504	372	421
Average realized price ($/BOE)	50.79	50.59	57.49
Operating netback ($/BOE)	22.75	15.10	30.70
Netback as a percentage of sales	45%	29%	53%

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending December 31, 2013:

(CA$ thousands, except per unit amounts)	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1
Gross oil and gas revenues	2,354	2,399	2,526	2,038	1,630	1,552	1,771	1,928
Net income (loss)	4,350	(4,642)	(1,075)	(1,210)	(9,452)	(1,365)	(581)	(355)
Per share - basic ($/common share)	0.029	(0.031)	(0.007)	(0.008)	(0.063)	(0.009)	(0.004)	(0.003)
Per share - fully diluted ($/common share)	0.022	(0.031)	(0.007)	(0.008)	(0.063)	(0.009)	(0.004)	(0.003)
Total assets	25,499	22,509	27,377	26,525	27,575	30,606	31,054	28,030
Average production (BOE/d)	620	591	422	379	319	346	406	416
Average realized price ($/BOE)	41.58	44.27	65.76	59.69	55.55	48.73	47.88	50.95
Operating netback ($/BOE)	17.55	21.47	32.99	21.95	22.43	3.45	17.30	17.07
Netback as a percentage of sales	42%	49%	50%	37%	35%	7%	36%	33%

The fluctuations in Dejour’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 4th quarter of 2013 to the 4th quarter of 2012, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

TSX: DEJ; NYSE MKT: DEJ	22	www.dejour.com

BUSINESS RISKS

Dejour’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. Dejour is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

In order to reduce exploration risk, Dejour employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, Dejour explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

Dejour has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, Dejour strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that Dejour does not operate.

Dejour is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Dejour may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, Dejour utilizes bank financing to support on-going capital investment. Funds from operations also provide Dejour with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

TSX: DEJ; NYSE MKT: DEJ	23	www.dejour.com

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. Dejour maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

TSX: DEJ; NYSE MKT: DEJ	24	www.dejour.com